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                  ALEX SHESHUNOFF & CO. INVESTMENT BANKING








December 20, 1996

Board of Directors
Access Anytime Bancorp, Inc.
801 Pile
Clovis, New Mexico 881402-1569


Members of the Board:

Alex Sheshunoff & Co. Investment Banking ("Sheshunoff") was retained by Access Anytime Bancorp, Clovis, New Mexico ("AABC") to issue an opinion as to the fairness of the subscription price per share (the "Subscription Price") at which 732,198 shares of new stock would be raised in a Subscription Rights Offering (the "Offering"). We hereby consent to the inclusion of our opinion in the Prospectus of AABC and amendments thereto and further consent to the references to our opinion contained therein.

Sincerely,

/s/ ALEX SHESHUNOFF & CO.
    INVESTMENT BANKING

Alex Sheshunoff & Co.
 Investment Banking







SUITE 710
310 CONGRESS AVENUE
AUSTIN, TEXAS 78701
FAX 512-472-8953
TELEPHONE 512-479-8200